Exhibit 12.1

United States Steel Corporation

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Year Ended December 31,
(Dollars in Millions)	2011	2010	2009	2008	2007
Earnings:
Income (loss) before income taxes and noncontrolling interests	$27	$(385)	$(1,845)	$3,007	$1,108
Fixed charges, as shown below	280	259	211	226	174
Adjustment for equity (income) loss	(85)	(20)	29	(93)	(26)
Distributions from equity affiliates	33	6	12	64	50

Adjusted Earnings (Loss) (A)	$255	$(140)	$(1,593)	$3,204	$1,306

Fixed charges:
Portion of rentals representing interest	$36	$32	$26	$33	$32
Capitalized interest	39	16	15	14	7
Other interest and fixed charges	205	211	170	179	135

Total fixed charges (B)	$280	$259	$211	$226	$174

Ratio of (A) to (B)	(c)	(b)	(a)	14.18	7.51

(a)	Earnings did not cover fixed charges by $1,804 million.
(b)	Earnings did not cover fixed charges by $399 million.
(c)	Earnings did not cover fixed charges by $25 million.